FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   [X]          Form 40-F   [   ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]          No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

END
SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 June 2003 — 30 June 2003

Information
Public Announcements/Press

Announcement
Company purchases its own securities
(2 June 2003)

Announcement
Diageo Changes to Management Diageo North
America
(3 June 2003)

Announcement
Company purchases its own securities
(3 June 2003)

Announcement
 Company purchases its own securities
(4 June 2003)

Announcement
• Messrs Walsh and Rose inform Company
   of their beneficial interests
• Sale of shares by share plan trustee
(6 June 2003)

Announcement
• Mr P S Walsh informs Company of his
   beneficial interest
(9 June 2003)

Announcement
• Lord Blyth, Messrs Walsh and Rose inform
   Company of their beneficial interests
(10 June 2003)

Announcement
Company purchases its own securities
(11 June 2003)

Required by/when
The Stock Exchange, London

Announcement
Company purchases its own securities
(12 June 2003)

Announcement
• Messrs Walsh and Rose inform Company
   of their beneficial interests
(13 June 2003)

Announcement
• Messrs Walsh and Rose inform
   Company of their beneficial interests
• Sale and transfer of shares by share plan trustees
(20 June 2003)

Announcement
• Mr P S Walsh informs Company of his
   beneficial interest
(23 June 2003)

Announcement
Company purchases its own securities
(24 June 2003)

Announcement
 Company purchases its own securities
(26 June 2003)

Announcement
• Messrs Walsh and Rose inform Company
   of their beneficial interests
• Sale of shares by share plan trustee
(27 June 2003)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:52 2 Jun 2003
Number	8239L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 657.2196p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Mgt Change in NA operations
Released	14:00 3 Jun 2003
Number	8595L

3 June 2003

DIAGEO ANNOUNCES CHANGES TO MANAGEMENT OF DIAGEO NORTH AMERICA

Diageo plc announces that Paul Clinton, President and CEO Diageo North America, has decided to leave the business for personal reasons. Ivan Menezes, Chief Operating Officer Diageo North America, will become President and CEO Diageo North America. The change will be effective 1 January 2004.

Announcing the change, Paul Walsh, Chief Executive of Diageo plc said:

‘Paul Clinton has made a major contribution to the development of Diageo North America. He is a colleague for whom I have the utmost respect and regard. As we indicated at the time of his appointment in July 2002, Ivan Menezes will succeed Paul as President and CEO, Diageo North America. Over the past year Ivan has played a vital role in developing all of the initiatives which have reshaped our North American business. He and Paul have been an excellent team and that close collaboration guarantees a smooth transition.’

-ends-

Diageo contacts
Investor Relations Catherine James +44 (0)20 7927 5272
Investor.rel@diageo.com
Media Relations Isabelle Thomas + 44 (0)20 7927 5967
Media@diageo.com

Notes to editor Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. These brands include Smirnoff, Johnnie Walker, Guinness, Baileys, J&B, Captain Morgan, Cuervo, Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo is a global company, trading in over 180 markets around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com.
END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 3 Jun 2003
Number	8809L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 600,000 ordinary shares at an average price of 663.5564p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:54 4 Jun 2003
Number	9366L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,250,000 ordinary shares at an average price of 673.3974p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	14:21 6 June 2003
Number	PRNUK-0606

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)     that it received notification on 6 June 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 25,835 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1	Executive directors who are potential beneficiaries of the Trust are:

N C Rose
P S Walsh

2	Transactions notified on 6 June 2003 in relation to the Trust.

Date of Transaction	No of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

06.06.03	25,835	£4.645-£6.07

The total holding of the Trust now amounts to 125,489 Ordinary Shares.

2)     that it received notification on 6 June 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 145 Ordinary Shares in respect of participants leaving the Plan and transferred 278 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 2 June 2003 and 5 June 2003 at prices of £6.7115 and £6.705 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price per Share

02.06.03	39	£6.7115
05.06.03	106	£6.705

Date of Transaction	No of Ordinary Shares Transferred

03.06.03	278

     The total holding of the Trust now amounts to 2,043,426 ordinary shares.

     6 June 2003

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	13:52 9 June 2003
Number	PRNUK-0906

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that Mr P S Walsh, a director, notified the Company today that:

i)     on 6 June 2003 he exercised an option over 19,558 of the Company’s American Depositary Shares (‘ADSs’)*, granted to him on 4 January 1996 under the Company’s US Stock Option Plan at a price of $29.38 per ADS; and

ii)     on 9 June 2003, he sold 18,558 ADSs at a price of $45.53 per ADS.

The balance of 1,000 ADSs was retained by Mr Walsh in his own name.

As a result of these transactions, Mr Walsh’s beneficial interest in the Company’s Ordinary Shares of 28 101/108 pence (‘Ordinary Shares’) (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of Diageo Employee Benefit Trust, Grand Metropolitan No. 2 Employee Share Trust, Diageo plc QUEST and Pillsbury 401 (K) Savings Plan) has increased to 587,143, of which 4,932 are held in the form of ADSs.

* 1 ADS is equivalent to 4 Ordinary Shares.

9 June 2003.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:44 10 June 2003
Number	PRNUK-1006

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)     that it received notification on 10 June 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)     the Trustee purchased 53,974 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 June 2003 at a price of 678.00p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)     that the following directors of the Company were allocated Ordinary Shares on 10 June 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	29
P S Walsh	29

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 678.00p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	123,711
P S Walsh	587,172*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 June 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 2,097,400 Ordinary Shares.

2)     that it received notification on 10 June 2003 from Lord Blyth that he has purchased 1,100 Ordinary Shares on 10 June 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 678.00p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 28,620.

10 June 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:59 11 Jun 2003
Number	2212M

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 681.0703p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 12 Jun 2003
Number	2826M

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 677.5189p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	12:22 13 Jun 2003
Number	PRNUK-1306

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 13 June 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 51,987 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1	Executive directors who are potential beneficiaries of the Trust are:

N C Rose
P S Walsh

2	Transactions notified on 13 June 2003 in relation to the Trust.

Date of Transaction	No of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

13.06.03	51,987	£3.53-£5.23

The total holding of the Trust now amounts to 73,502 Ordinary Shares.

13 June 2003

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	14:49 20 Jun 2003
Number	PRNUK-2006

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 20 June 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 11,519 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1	Executive directors who are potential beneficiaries of the Trust are:

N C Rose
P S Walsh

2	Transactions notified on 20 June 2003 in relation to the Trust.

Date of Transaction	No of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

20.06.03	11,519	£4.645-£6.07

The total holding of the Trust now amounts to 61,983 Ordinary Shares.

2) that it received notification on 20 June 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 1,168 Ordinary Shares in respect of participants leaving the Plan and transferred 6,828 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 17 June 2003 and 19 June 2003 at prices of £6.724 and £6.9957 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price per Share

17.06.03	1,068	£6.724
19.06.03	100	£6.9957

Date of Transaction	No of Ordinary Shares Transferred

18.06.03	6,828

     The total holding of the Trust now amounts to 2,089,404 ordinary shares.

20 June 2003

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	12:32 23 Jun 2003
Number	PRNUK-2306

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that Mr P S Walsh, a director, notified the Company today that:

i) on 20 June 2003 he exercised an option over 10,000 of the Company’s American Depositary Shares (‘ADSs’)*, granted to him on 4 January 1996 under the Company’s US Stock Option Plan at a price of $29.38 per ADS; and

ii) on 23 June 2003, he sold 9,000 ADSs at a price of $47.005 per ADS.

The balance of 1,000 ADSs was retained by Mr Walsh in his own name.

As a result of these transactions, Mr Walsh’s beneficial interest in the Company’s Ordinary Shares of 28 101/108 pence (‘Ordinary Shares’) (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of Diageo Employee Benefit Trust, Grand Metropolitan No. 2 Employee Share Trust, Diageo plc QUEST and Pillsbury 401 (K) Savings Plan) has increased to 591,172 of which 4,932 are held in the form of ADSs.

* 1 ADS is equivalent to 4 Ordinary Shares.

23 June 2003.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:05 24 Jun 2003
Number	7314M

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 668.8854p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 26 Jun 2003
Number	8483M

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 750,000 ordinary shares at an average price of 668.9002p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	11:49 27 Jun 2003
Number	PRNUK-2706

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 27 June 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 7,731 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1	Executive directors who are potential beneficiaries of the Trust are:

N C Rose
P S Walsh

2	Transactions notified on 6 June 2003 in relation to the Trust.

Date of Transaction	No of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

27.06.03	7,731	£4.645-£6.07

The total holding of the Trust now amounts to 54,252 Ordinary Shares.

2) that it received notification on 27 June 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 107 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 26 June 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price per Share

26.06.03	107	£6.6203

     The total holding of the Trust now amounts to 2,089,297 ordinary shares.

27 June 2003

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

By

Name: S Bunn Title: Deputy Secretary
Date 9 July 2003